EXHIBIT 4.12
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
     This Amendment No. 1 to Rights Agreement (this “Amendment”), dated as of November 8, 2005, is made between Brillian Corporation, a Delaware corporation (“Brillian”), and The Bank of New York, a New York corporation, as rights agent (the “Rights Agent”).
Recitals
     A. Brillian and the Rights Agent entered into a Rights Agreement dated as of September 2, 2003, (the “Rights Agreement”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in the Rights Agreement.
     B. Brillian, Syntax Groups Corporation, a California corporation (“Syntax”), and BRMC Corporation, a California corporation and wholly owned subsidiary of Brillian (“BRMC”) entered into an Agreement and Plan of Reorganization dated as of July 12, 2005 (as supplemented or amended from time to time, the “Merger Agreement”), pursuant to which, among other things, BRMC will merge with and into Syntax, with Syntax surviving as a wholly owned subsidiary of Brillian (the “Merger”).
     C. In connection with the Merger Agreement, the Board of Directors of Brillian has determined that an amendment to the Rights Agreement is advisable and in the best interests of Brillian and its stockholders, and is consistent with the objectives of the Board of Directors of Brillian in adopting the Rights Agreement.
     D. Pursuant to Section 27 of the Rights Agreement, Brillian has directed the Rights Agent to join in this Amendment.
Agreement
     NOW, THEREFORE, for and in consideration of the premises and the mutual agreements set forth in this Amendment, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.	Amendments to Section 1.
          (a) Section 1(a) of the Rights Agreement shall be amended by adding the following sentence immediately prior to the last sentence of Section 1(a):
“Notwithstanding the foregoing and provided that the Agreement and Plan of Reorganization among Brillian, BRMC Corporation, a California corporation and wholly owned subsidiary of Brillian (“BRMC”), and Syntax Groups Corporation, a California corporation (“Syntax”), dated as of July 12, 2005 (as it may be supplemented or amended from time to time, the “Merger Agreement”), has not been terminated pursuant to its terms, none of Syntax, any shareholder of Syntax, or any of their respective Affiliates or Associates, shall be deemed to be an Acquiring Person solely by reason of: (1) the consummation of the merger of

BRMC with and into Syntax as provided for in the Merger Agreement (the “Merger”); (2) the acquisition of Common Shares in accordance with the Merger Agreement; or (3) the consummation of any other transactions specifically contemplated by the Merger Agreement.”
          (b) The definition of “Distribution Date” in Section 1(h) shall be amended by adding the following sentence to the end thereof:
“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, and provided that the Merger Agreement has not been terminated pursuant to its terms, no Distribution Date shall be deemed to have occurred solely by reason of: (i) the consummation of the Merger; (ii) the acquisition of Common Shares in accordance with the Merger Agreement; or (iii) the consummation of any other transactions specifically contemplated by the Merger Agreement.”
          (c) The definition of “Shares Acquisition Date” in Section 1(v) shall be amended by adding the following sentence to the end thereof:
“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, and provided that the Merger Agreement has not been terminated pursuant to its terms, no Shares Acquisition Date shall be deemed to have occurred solely by reason of: (i) the consummation of the Merger; (ii) the acquisition of Common Shares in accordance with the Merger Agreement; or (iii) the consummation of any other transactions specifically contemplated by the Merger Agreement.”
     2. Amendment to Section 11(a)(ii). Section 11(a)(ii) of the Rights Agreement is hereby amended by adding the following sentence to the end thereof:
“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, and provided that the Merger Agreement has not been terminated pursuant to its terms, none of (i) the consummation of the Merger, (ii) the acquisition of Common Shares in accordance with the Merger Agreement, or (iii) the consummation of any other transactions specifically contemplated by the Merger Agreement, shall cause the Rights to be adjusted or to become exercisable in accordance with this Section 11(a)(ii).”
     3. Amendment to Section 13(e). Section 13(e) of the Rights Agreement is hereby amended by adding the following sentence to the end thereof:
“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, and provided that the Merger Agreement has not been terminated pursuant to its terms, the provisions of this Section 13 shall not be applicable to the Merger.”

     4. Effectiveness. Except as expressly amended by this Amendment, the Rights Agreement shall remain in full force and effect, and all references to the Rights Agreement from and after such time shall be deemed to be references to the Rights Agreement as amended hereby.
     5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the state of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state; provided, however, that the rights, duties, and obligations hereunder of the Rights Agent shall be governed and construed in accordance with the laws of the state of New York.
     6. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
     7. Severability. The parties intend that this Amendment be enforced and interpreted as written. If, however, any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
     8. Descriptive Headings. Descriptive headings of the several sections, subsections and provisions of this Amendment are inserted for convenience of reference only and shall not control or affect the meaning, interpretation or construction of any of the terms or provisions hereof.
     9. Exhibit. Exhibit C to the Rights Agreement is hereby deemed to be amended in a manner consistent with this Amendment.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

Attest:	BRILLIAN CORPORATION

By: /s/ Wayne A. Pratt	By: /s/ Vincent F. Sollitto, Jr.
Name: Wayne A. Pratt	Name: Vincent F. Sollitto, Jr.
Title: Secretary	Title: President and Chief Executive Officer

Attest:	THE BANK OF NEW YORK

By: /s/ Rohan Bickram	By:: /s/ Steven Myers
Name: Rohan Bickram	Name:: Steven Myers
Title: Assistant Treasurer	Title: Vice President

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